# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Metalpha Technology Holding Ltd, CIK 0001682241
CUSIP: G28365107
Title of class of securities: Ordinary Share
Address of issuer's principal executive offices: SUITE 6703-04, CENTRAL PLAZA, 18 HARBOUR ROAD, WAN CHAI, Hong Kong (K3), 000000
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001897380

## Reporting persons
- KBR Fund Management Ltd: type of reporting person: investment adviser (IA); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,014,553; sole dispositive power 0; shared dispositive power 4,014,553; aggregate amount beneficially owned 4,014,553 (10.5% of the class)
  Comment: Represents ordinary shares held as of December 31, 2024 by LSQ Investment Fund SPC- Disruptive Opportunity Fund II SP. The Percentage of class based on 38,373,371 ordinary shares outstanding as of June 30, 2024, was provided in the Annual Report 20-F filing.
- LSQ Investment Fund SPC - Disruptive Opportunity Fund II SP: type of reporting person: investment company (IV); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,014,553; sole dispositive power 0; shared dispositive power 4,014,553; aggregate amount beneficially owned 4,014,553 (10.5% of the class)
  Comment: Represents ordinary shares held as of December 31, 2024 by LSQ Investment Fund SPC- Disruptive Opportunity Fund II SP. The Percentage of class based on 38,373,371 ordinary shares outstanding as of June 30, 2024, was provided in the Annual Report 20-F filing.

## Item 1. Issuer
Name of issuer: Metalpha Technology Holding Ltd
Address of issuer's principal executive offices: SUITE 6703-04, CENTRAL PLAZA, 18 HARBOUR ROAD, WAN CHAI, HONG KONG, 000000.

## Item 2. Person Filing
Name of person filing:
LSQ Investment Fund SPC-Disruptive Opportunity Fund II SP ('LSQ')
KBR Fund Management Limited ('KBR')
The shares reported herein are directly held by LSQ.
KBR serves as the sub-investment manager for LSQ. Accordingly, KBR may be deemed to indirectly beneficially own the securities of the Issuer held by LSQ.
Address of principal business office or, if none, residence:
LSQ: 3-212 Governors Square, 23 Lime Tree Bay Avenue, PO Box 30746,Seven Mile Beach, Grand Cayman, Cayman Islands
KBR: 6/F Skyway Centre, 23 Queens Road West, Sheung Wan, Hong Kong
Citizenship:
LSQ: Cayman Islands
KBR: Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail:
LSQ: Investment company
KBR: Investment adviser

## Item 4. Ownership
Amount beneficially owned: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Percent of class: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Sole power to vote or to direct the vote: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Shared power to vote or to direct the vote: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Sole power to dispose or to direct the disposition: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Shared power to dispose or to direct the disposition: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ? 240.14a-11.

## Signatures
- KBR Fund Management Ltd: Bob Yau Ching CHAN, Sub- Investment Manager (02/06/2025)
- LSQ Investment Fund SPC - Disruptive Opportunity Fund II SP: Bingzhong WANG, Director of Investment Company (02/06/2025)
Comment: Joint Filing Agreement